BioHarvest Launches VINIA® SuperFood Functional Tea Line

Incremental Product Launch Addresses $3.3 Billion North American Functional Tea Market Opportunity with First SuperFood Tea Infused with Piceid Resveratrol

Vancouver, British Columbia and Rehovot, Israel - November 25, 2024 - BioHarvest Sciences Inc. (“BioHarvest” or the “Company”) (NASDAQ: BHST) (CSE: BHSC) (FSE: 8MV0), a company pioneering its patented Botanical Synthesis technology platform, today announced the launch of its highly anticipated VINIA® infused teas - a line of SuperFood functional teas that deliver the same clinically validated benefits as the successful VINIA® supplements. This launch further demonstrates the potential of VINIA’s lifetime value across multiple consumer verticals.

Tens of thousands of subscribers take VINIA daily to improve blood flow as a supplement in capsule form or through VINIA® Superfood coffee, which increases their dilation of arteries, improving blood flow and enhancing their physical energy and mental alertness. Now consumers can experience those same blood flow improvements together with a cup of great tasting VINIA Superfood Tea, featuring four premium blends: Black Tea, Green Tea, Matcha Green Tea and Cranberry Hibiscus Herbal Tea.

BioHarvest’s VINIA® SuperFood Infused Teas - which contain the equivalent piceid resveratrol contained in one capsule of VINIA® - deliver superior science, efficacy and taste. Third party blind taste testing shows BioHarvest’s VINIA® infused teas outperformed leading English Breakfast and Green Tea brands. All the tea used in the VINIA SuperFood Infused Teas lineup are sourced from Rainforest Alliance certified farms.

Image: New VINIA® Superfood Functional Teas

Ilan Sobel, Chief Executive Officer of BioHarvest, said: "Following the successful launch of our VINIA® Capsules and VINIA® SuperFood Coffee, we are now extending VINIA®’s circulatory health benefits to the tea category, executing our ‘VINIA® Inside’ strategy to meet consumer demand across multiple VINIA® delivery mechanisms.

“We believe this new VINIA® Superfood Functional Tea line will be a disruptor in the $3.3B functional tea market in North America1, bringing unique benefits to the category with a product that is simply superior from a taste, science and efficacy perspective. From a financial perspective, the ‘VINIA Inside’ strategy has been designed to capture more gross profit dollars per unit while addressing a highly incremental, younger consumer base.”

1 Market Research Future - Global Functional Tea Market Overview - 2023

BioHarvest will launch its VINIA® infused tea line across major channels starting Saturday, December 7th, following a VIP launch commencing today for select existing VINIA® subscribers.

About BioHarvest Sciences Inc.

BioHarvest Sciences Inc. (NASDAQ: BHST) (CSE: BHSC) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow the active ingredients in plants, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking complex molecules, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

Information set forth in this news release might include forward-looking statements that are based on management's current estimates, beliefs, intentions, and expectations, and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. All forward-looking statements are inherently uncertain and actual results may be affected by a number of material factors beyond our control. Readers should not place undue reliance on forward-looking statements. BHSC does not intend to update forward-looking statement disclosures other than through our regular management discussion and analysis disclosures.

Neither the Canadian Securities Exchange nor its Regulation Services Provider accept responsibility for the adequacy or accuracy of this release.

This release has been reviewed and approved by Dave Ryan, VP Investor Relations, who accepts responsibilities for its contents.

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations & Director

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group - MZ North America

+1 (949) 259-4987

BHSC@mzgroup.us